October 9, 2019

Max Khan
President and Chief Executive Officer
LifeQuest World Corp.
100 Challenger Road, 8th Floor
Ridgefield Park, NJ 07660

       Re: LifeQuest World Corp.
           Offering Statement on Form 1-A
           Filed September 13, 2019
           File No. 024-11073

Dear Mr. Khan:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Offering Circular Summary
The Company, page 5

1. We note that you acquired all of the assets of BioPipe Global AG and its wholly-owned
      Turkish subsidiary, BioPipe Cevre Teknolojileri A.S. on May 7, 2019. Please add
      disclosure here and to the financial statement footnotes that describes the key terms of this acquisition.
Directors and Executive Officers and Corporate Governance, page 29

2. Please expand your disclosure to clearly describe the business experience during the past five years of Messrs. Khan and Kutluca, including in each case their principal occupations and employment during that period, and the name and principal business of any corporation or other organization in which such occupations and employment were carried
      on. In addition, we note your disclosure that Mr. Khan is currently overseeing several
 Max Khan
FirstNameWorld Corp. Khan
LifeQuest LastNameMax
Comapany 2019
October 9, NameLifeQuest World Corp.
October 9, 2019 Page 2
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FirstName LastName
         private equity investments, and Mr. Kutluca is still running his three companies in Zurich,
         Istanbul and Dubai. Please also describe any potential conflicts of interest that may arise from their other business activities. Refer to Items 10(c) and 10(a) of Part II of Form 1-A.

3. Your disclosure on page 30 indicates that your country head in India is a significant employee. Please provide the disclosure required by Item 10 of Part II of Form 1-A for significant employees.
Security Ownership of Certain Beneficial Owners and Management, page 33

4. Please revise your disclosure by adding a footnote to your security ownership table, if appropriate, to describe the nature of beneficial ownership and whether certain individuals listed in the security ownership table own the shares jointly. We note your disclosure with respect to the holdings of 11.64% and 15.30%, respectively, of your shares of common stock held by multiple individuals.
Certain Relationships and Related Transactions, page 34

5. You disclose in your financial statements that convertible promissory notes in the aggregate amount of $88,000 are held by a related party. Please revise your disclosure here to describe these transactions and identify the related party. In addition, please disclose whether these notes are subject to a settlement agreement as it appears that the agreement you filed as Exhibit 1A-6 relates to these notes. Refer to Items 13 and 7(a)(vi)
         of Part II of Form 1-A.
Notes to Financial Statements
Note 8 - Merger Agreement, page F-11

6. We note from your disclosure here and on page 5 that you acquired all of the outstanding shares of BioPipe Global Corp. ("BioPipe Global") in exchange for 75,000,000 shares of your common stock. Based on the description of this transaction, it is not clear whether you have completed an asset acquisition or a business combination as defined in ASC 805. If this is a business combination, clarify your disclosure and refer to Form 1-
         A, Part F/S (b)(7)(iii) regarding the financial statement requirement and (b)(7)(iv)
         regarding the pro forma financial information requirement, as it pertains to BioPipe
         Global.
Exhibits

7. We note counsel's opinion is limited to the laws of the State of Nevada. However, the
         Company is incorporated in the State of Minnesota. Please provide a legal opinion that covers the laws of the State of Minnesota. For guidance, see Section II.B.1.a. of Staff
         Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October
         14, 2011), available at https://www.sec.gov/interps/legal/cfslb19.htm. Max Khan
LifeQuest World Corp.
October 9, 2019
Page 3
8. Please file copies of of the following agreements of the Company as exhibits or explain why they are not required to be filed.

           Joint venture agreements with each of Biotech Innovations Ltd., Environest Global
           Pvt Limited, and Abrimix (Pty) Ltd.;
           Warrant agreement dated April 11, 2019 with Berkshire International Finance Inc.;
           Purchase agreement for the acquisition of all the assets of BioPipe Global AG and its wholly-owned subsidiary, BioPipe Cevre Teknolojileri A.S.; and Convertible promissory notes issued on November 7, 2018 in the amount of $25,000,
           December 4, 2018 in the amount of $23,000, and February 20, 2018 in the amount of
           $40,000.

       Refer to Item 17 of Part III of Form 1-A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                             Sincerely,

FirstName LastNameMax Khan                                   Division of
Corporation Finance
                                                             CF Office of
Energy &
Comapany NameLifeQuest World Corp.
                                                             Transportation
October 9, 2019 Page 3
cc:       Sean Doney, Esq.
FirstName LastName